

March 22, 2011

Dr. Sean D. Williams
Chief Executive Officer
Webtradex International Corp.
47 Avenue Road, Suite 200
Toronto, ON, M5R 2G3

> **Re:** **Webtradex International Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 333-127389**

Dear Dr. Williams:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief